March 12, 2020

VIA EDGAR CORRESPONDENCE

Ms. Deborah O’Neal

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

(202) 551-6769

Re:	The Taiwan Fund, Inc. (“Registrant”)
(File No. 811-04893)

Dear Ms. O’Neal:

This letter is in response to the comments that you provided on March 9, 2020 regarding the preliminary proxy statement for the above-referenced Registrant, which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on March 2, 2020 (the “proxy statement”). The comments of the SEC Staff (the “Staff”) and the Registrant’s responses are listed below and are also reflected in a definitive proxy statement filed with the SEC today. The Registrant respectfully requests confirmation that the Staff has no further comments on the preliminary proxy statement. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the proxy statement.

1.    Comment: Please confirm that the proxy statement complies with all of the applicable requirements set forth in Item 22 of Schedule 14A.

Response: The Registrant informs the Staff supplementally that it has complied with all of the applicable requirements set forth in Item 22 of Schedule 14A.

2.    Comment: Under the “PROPOSAL 2 – APPROVAL OF AN AGREEMENT OF MERGER REINCORPORATING THE FUND UNDER THE LAWS OF THE STATE OF MARYLAND” section, please provide a summary of the differences of the rights of stockholders of the Registrant and Taiwan-Maryland.

Response: The Registrant has included additional disclosure as follows under the heading “COMPARISON OF RIGHTS OF STOCKHOLDERS OF TAIWAN-DELAWARE AND TAIWAN-MARYLAND”:

As described in additional detail below, the only significant difference of the rights of stockholders of Taiwan-Delaware and Taiwan-Maryland is that the Maryland Charter provides that stockholders will not be entitled to exercise appraisal rights.

If you have any further comments or questions, please contact me at (212) 878-8489.

Sincerely,

/s/ Leonard B. Mackey, Jr.

Leonard B. Mackey, Jr.

Clifford Chance US LLP

Cc:	Brian F. Link

Secretary

The Taiwan Fund, Inc.